UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)
CollaGenex Pharmaceuticals, Inc.
(Name of Subject Company)
Galderma Acquisition Inc.,
a wholly owned subsidiary of
Galderma Laboratories, Inc.
(Name of Filing Person — Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
19419B100
(CUSIP Number of Class of Securities)
Galderma Laboratories, Inc.
14501 North Freeway
Fort Worth, TX 76177
Attention: Quintin Cassady
Telephone: (817) 961-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee**
$420,217,313.60	$16,514.54

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $16.60 per share (the “Offer Price”) by 25,314,296, the number of shares of common stock, par value $0.01 per share (“Shares”), of CollaGenex
Pharmaceuticals, Inc. (“CollaGenex”) outstanding on a fully diluted basis as of February 22, 2008, as represented by CollaGenex in the Agreement and Plan of Merger with Galderma Laboratories, Inc. and Galderma Acquisition Inc., which Shares consist of (a) 21,576,533 Shares issued and outstanding, (b) 1,384,822 Shares subject to issuance upon exercise of outstanding options with an exercise price equal to or less than the Offer Price and (c) 2,352,941 Shares reserved for issuance upon conversion of the Series D-1 Cumulative Convertible Preferred Stock, par value $0.01 per share, of CollaGenex.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.90 per million dollars of the transaction valuation, which is calculated by multiplying the transaction valuation amount by .00003930.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,514.54	Filing Party:	Galderma Laboratories, Inc.
Form or Registration No.:	SC TO-T	Date Filed:	March 10, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on March 10, 2008, as amended by Amendment No. 1 filed on March 13, 2008 and Amendment No. 2 filed on March 19, 2008 (as amended, the “Schedule TO”), by Galderma Laboratories, Inc., a Delaware corporation (“Galderma US”), and Galderma Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Galderma US (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (“CollaGenex”), for $16.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2008 (the “Merger Agreement”), by and among CollaGenex, Galderma US and Offeror.
     All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.
Item 8 and Item 11.
     Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:
     The Offer expired at 12:00 midnight, New York City time, at the end of April 4, 2008. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of April 4, 2008, a total of approximately 21,044,292 Shares were validly tendered into, and not withdrawn from, the Offer, including approximately 1,328,948 Shares that were tendered by notice of guaranteed delivery. These tendered Shares represent in the aggregate approximately 97.04% of all outstanding Shares as of April 4, 2008. Offeror has accepted for payment all Shares that were validly tendered in the Offer and the consideration for all such Shares will be promptly paid.
     On April 7, 2008, Galderma Pharma S.A. issued a press release announcing the results and completion of the Offer and that, shortly after the acquisition of the Shares that were validly tendered in the Offer, Galderma US intends to effect the merger of Offeror with and into CollaGenex with CollaGenex as the surviving corporation (the “Merger”). At the time upon which the Merger will become effective (the “Effective Time”), (1) each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by CollaGenex, Galderma US, Offeror or their respective subsidiaries and (b) any Shares held by holders who properly perfect appraisal rights under Delaware law) will be automatically canceled and cease to exist, and will be converted into the right to receive an amount of cash, without interest, equal to the price paid in the Offer and (2) each share of Series D-1 Cumulative Convertible Preferred Stock, par value $0.01 per share, of CollaGenex (each, a “Series D-1 Share”), outstanding immediately prior to the Effective Time (other than (a) any Series D-1 Shares owned by CollaGenex, Galderma US, Offeror or their respective subsidiaries and (b) any Series D-1 Shares held by holders who properly perfect appraisal rights under Delaware law) will be automatically canceled and cease to exist, and will be converted into the right to receive an amount of cash, without interest perfect equal to the product of the number of shares of CollaGenex common stock into which such Series D-1 Share is convertible multiplied by the price paid in the Offer. Following the Merger, CollaGenex will become a direct wholly owned subsidiary of Galderma US.
     The full text of the press release issued by Galderma Pharma S.A. is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(5)(F)	Press Release Issued by Galderma Pharma S.A., dated April 7, 2008, Announcing the Completion of the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: April 7, 2008

GALDERMA LABORATORIES, INC.
By: /s/ Albert Draaijer
Name: Albert Draaijer
Title: President

GALDERMA ACQUISITION INC.
By: /s/ Albert Draaijer
Name: Albert Draaijer
Title: Treasurer and Vice President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 10, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)	Press Release Issued by Galderma Pharma S.A., dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Galderma US on February 27, 2008).

(a)(5)(B)	Press Release Issued by CollaGenex, dated February 26, 2008, Announcing the Execution of the Merger Agreement between Galderma US, Offeror and CollaGenex (incorporated in this Schedule TO by reference to the Form 8-K filed by CollaGenex on February 27, 2008).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 10, 2008.*

(a)(5)(D)	Complaint filed by Marie Ackerbauer, individually, and on behalf of all other public shareholders of CollaGenex Pharmaceuticals, Inc., on March 5, 2008, in the Court of Common Pleas in the Commonwealth of Pennsylvania, Bucks County. *

(a)(5)(E)	Press Release Issued by Galderma Pharma S.A., dated March 19, 2008, Announcing the Expiration of the Hart-Scott-Rodino Act Waiting Period. *

(a)(5)(F)	Press Release Issued by Galderma Pharma S.A., dated April 7, 2008, Announcing the Completion of the Offer.

(d)(1)	Agreement and Plan of Merger, dated as of February 25, 2008, by and among Galderma US, Offeror and CollaGenex.*

(d)(2)	Preferred Stock Purchase and Voting Agreement, dated as of February 25, 2008, by and between Galderma US, Offeror, OCM Principal Opportunities Fund, L.P., Cutchogue Point AP, LLC, Robert J. Easton and Pebblebrook Partners Ltd. (incorporated in this Schedule TO by reference to the Schedule 13D jointly filed by Galderma US and Offeror on March 5, 2008).

*	Previously filed on the Schedule TO.